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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13G/A
                                     RULE 13d-102

                       INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULES 13d-1(b)(c), AND (d)
                       AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(b)

                                  (Amendment No. 1)

                         CROSS-CONTINENT AUTO RETAILERS, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     227480-10-0
                                    (CUSIP Number)

                                  BILL A. GILLILAND
                         CROSS-CONTINENT AUTO RETAILERS, INC.
                               1201 SOUTH TAYLOR STREET
                               AMARILLO, TEXAS   79101
                                    (806) 374-8653
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  DECEMBER 31, 1998
               (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /       Rule 13d-1(b)
     / /       Rule 13d-(c)
     / /       Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                            (Continued on following pages)
                                  Page 1 of 9 Pages


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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 2 of 9 Pages

1)   Names of Reporting Persons
     I. R. S. Identification Nos. of Above Persons (Entities Only)

     Bill A. Gilliland
-------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [  ] (b) [  ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place of Organization         United States
-------------------------------------------------------------------------------

     Number of      (5)  Sole Voting Power
     Shares              6,174,876(1)
     --------------------------------------------------------------------------
     Beneficially   (6)  Shared Voting Power
     Owned by Each       97,000
     --------------------------------------------------------------------------
     Reporting      (7)  Sole Dispositive Power
     Person With         6,674,876(1)
     --------------------------------------------------------------------------
                    (8)  Shared Dispositive Power
                         97,000
-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                6,771,876(1)(2)
-------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [   ]
-------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)           49.4%
-------------------------------------------------------------------------------

12)  Type of Reporting Person           IN
-------------------------------------------------------------------------------

(1) Includes 127,907 shares issuable upon the exercise of outstanding stock options.

(2) Includes 1,634,355 shares owned by Xaris, Ltd., a Texas limited partnership, which, pursuant to an agreement, Mr. Gilliland controls Xaris Management Co., Inc., the general partner of Xaris, Ltd., and 97,000 shares owned by the Gilliland Family Partnership, of which Mr. Gilliland is a managing partner. Mr. Gilliland disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 500,000 shares owned by the Gilliland Family Foundation. Mr. Gilliland has dispositive power but not voting power with respect to these shares and disclaims beneficial ownership.

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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 3 of 9 Pages

1)   Names of Reporting Persons
     I. R. S. Identification Nos. of Above Persons (Entities Only)

     Xaris, Ltd.
     75-2658000
-------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [  ] (b) [  ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place of Organization         Texas
-------------------------------------------------------------------------------

       Number of     (5)  1,634,355          11.9%
       Shares
     --------------------------------------------------------------------------
       Beneficially  (6)  0
     --------------------------------------------------------------------------
       Owned by Each (7)  1,634,355           11.9%
     --------------------------------------------------------------------------
       Reporting
       Person With   (8)  9
-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person     1,634,355
-------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [   ]
-------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)           11.9%
-------------------------------------------------------------------------------

12)  Type of Reporting Person           PN
-------------------------------------------------------------------------------

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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 4 of 9 Pages

1)   Names of Reporting Persons
     I. R. S. Identification Nos. of Above Persons (Entities Only)

     Xaris Management Co., Inc.
     75-2657998
-------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [  ]  (b) [  ]
-------------------------------------------------------------------------------

   3)     SEC Use Only
-------------------------------------------------------------------------------

   4)     Citizenship or Place of Organization         Texas
-------------------------------------------------------------------------------

     Number of      (5)  1,634,355          11.9%
     Shares
     --------------------------------------------------------------------------
     Beneficially   (6)  0
     --------------------------------------------------------------------------
     Owned by Each
     --------------------------------------------------------------------------
     Reporting      (7)  1,634,355            11.9%
     Person With    (8)  0
-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person     1,634,355
-------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [   ]
-------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)           11.8%
-------------------------------------------------------------------------------

12)  Type of Reporting Person           CO
-------------------------------------------------------------------------------

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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 5 of 9 Pages

Preliminary Note

The Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of Mr. Gilliland, Xaris, Ltd. and Xaris Management Co., Inc. (the "Reporting Persons") is hereby amended to reflect the change of beneficial ownership by Mr. Gilliland. Mr. Gilliland gifted 500,000 shares to Gilliland Family Foundation, a charitable foundation (the "Foundation"). Mr. Gilliland has certain investment power for the Foundation, but does not have voting power. Mr. Gilliland disclaims beneficial ownership of these shares.

ITEM 1(a).     NAME OF ISSUER:

               Cross-Continent Auto Retailers, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1201 South Taylor Street
               Amarillo, Texas  79101

ITEM 2(a).     NAME OF PERSON FILING:

               This statement is filed by Bill A. Gilliland, Xaris, Ltd., a Texas limited partnership, and Xaris Management Co., Inc., a Texas corporation and the general partner of Xaris, Ltd.
               Pursuant to an agreement, Mr. Gilliland controls Xaris Management Co., Inc.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Cross-Continent Auto Retailers, Inc.
               1201 South Taylor Street
               Amarillo, Texas  79101

ITEM 2(c):     CITIZENSHIP:

               Mr. Gilliland is a United States citizens. Xaris, Ltd. is a Texas limited partnership and Xaris Management Co., Inc. is a Texas corporation.

ITEM 2(d):     TITLE OF CLASS OF SECURITIES:

               Common Stock of Cross-Continent Auto Retailers, Inc.

ITEM 2(e).     CUSIP NUMBER:

               227480-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Inapplicable.

ITEM 4.        OWNERSHIP.

               The information set forth in Items 5 through 9 on the cover page for each of the filers

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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 6 of 9 Pages

               hereunder is incorporated herein by
               reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Inapplicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Gilliland Family Foundation has the right to receive dividends from and the proceeds from the sale of 500,000 shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Inapplicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Inapplicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Inapplicable.

ITEM 10.       CERTIFICATIONS.

               Inapplicable.


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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 7 of 9 Pages

                                      SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 1999
                                          (Date)


                                       /s/ Bill A. Gilliland
                                        (Signature)


                                       Bill A. Gilliland
                                       (Name/Title)


                              XARIS, LTD.


                                       February 12, 1999
                                           (Date)


                                       By: Xaris Management Co., Inc., its
                                       general partner

                                       /s/ Bill A. Gilliland
                                        (Signature)


                                       President
                                        (Name/Title)


                              XARIS MANAGEMENT CO., INC.


                                       February 12, 1999
                                           (Date)


                                       /s/ Bill A. Gilliland
                                         (Signature)


                                       President
                                       (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The

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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 8 of 9 Pages

name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          ATTENTION. Intentional misstatements or omission of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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CUSIP NO 227480-10-0                SCHEDULE 13G/A             Page 9 of 9 Pages

                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement, dated February 14, 1997, among the signatories to this Schedule 13G. (Filed with the Original Schedule 13-D and incorporated herein)